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LAW OFFICES                                                    MICHAEL J. CHOATE
SHEFSKY & FROELICH LTD.                                   DIRECT: (312) 836-4066
                                                       FACSIMILE: (312) 527-5921
444 NORTH  MICHIGAN AVENUE                        E-MAIL: MCHOATE@SHEFSKYLAW.COM
CHICAGO, ILLINOIS 60611

TELEPHONE (312) 527-4000
FACSIMILE (312) 527-5921
E-MAIL SFLTD@SHEFSKYLAW.COM                                     IN REFERENCE TO:
                                                                        26631-01



                                 August 14, 2003

VIA E-MAIL MWSONNIE@JONESDAY.COM
--------------------------------
Marilyn W. Sonnie
Jones Day
222 E. 41st Street
New York, NY  10017

Dear Ms. Sonnie:

         We are writing to confirm our response to your letter dated August 12, 2003 advising that your client, European Metal Recycling, Ltd. ("EMR") is prepared to purchase 826,000 shares of Metal Management, Inc. ("MTLM") owned by our client, Mr. T. Benjamin Jennings for $13.50 per share or an aggregate purchase price of $11,151,000. You note that the purchase would be subject to approval of MTLM's board.

         As we discussed in our phone conversation on August 12th, Mr. Jennings is not interested in selling the shares at the proposed price. With respect to the loan agreement referenced in your letter, Mr. Jennings is aware of his obligations under the letter agreement between Mr. Jennings and EMR dated June 9, 2003. Please note, however, that the principal of the loan plus interest is due no later than ninety (90) days after the date of the letter, not August 31, 2003. Please contact me if you would like to discuss this further.

                                           Very Truly Yours,

                                           SHEFSKY & FROELICH LTD.

                                           /s/ Michael J. Choate

                                           Michael J. Choate

MJC/ds/869588